Exhibit 99.1

News Release

November 6, 2026

TELUS Reports Third Quarter 2026 Results, Demonstrates Continued Discipline in Core Telecom; Advances Transformation Strategy

Vancouver, B.C. – TELUS Corporation (TSX: T, NYSE: TU) today released its unaudited results for the third quarter ended September 30, 2026. The Company is advancing a comprehensive Transformation Strategy to fund debt reduction and growth investment in core telecom and AI infrastructure.

Third quarter 2026 highlights

•	In support of Transformation Strategy, announcing an efficiency program targeting annualized cash savings of approximately $900 million exiting 2028 to be delivered via operational cost and margin improvement, and capital expenditure efficiencies.
•	Monetization of non-core businesses is progressing, with near-term priority focused on accelerating the monetization of TELUS Health and TELUS Agriculture & Consumer Goods. Proceeds to be directed toward debt reduction.
•	Investing strategically in Canada to grow core Telecom, and AI infrastructure.
•	Marc Allera and Bill Thomas appointed to the TELUS Board of Directors, adding extensive global telecommunications, digital transformation, and corporate governance experience.
•	Strength in core Telecom driven by favourability in mobile network and fixed data revenues, offset by TELUS Digital, as expected, resulting in a 1 per cent decline in Consolidated Service revenue to $4.5 billion.
•	Net loss of $660 million driven by a pre-tax, non-cash goodwill impairment of $800 million, reflecting a reduction in the recoverable amount of the TELUS Health cash-generating unit due to updated growth expectations, broader market conditions and valuation update within the health portfolio as a result of the active divestiture process.
•	Consolidated Adjusted EBITDA of $1.8 billion declined 5 per cent reflecting lower TELUS Digital results from lower client service volumes from two hyperscale clients, and lapping prior-year real estate gains and other one-time items. Normalizing for those items, consolidated Adjusted EBITDA declined 2 per cent.
•	Mobile network revenue growth of 1 per cent driven by 84,000 net new mobile phone customers, stable ARPU performance of $57.22; blended mobile phone churn of 1.01 per cent, a three-year low.
•	Net debt to Adjusted EBITDA of 3.6-times at quarter-end, reflecting an increase in net debt levels and lower EBITDA consistent with annual outlook; committed to achieving 3.0-times or lower by year-end 2028 through operational improvements, asset monetization, and disciplined capital allocation.
•	Reaffirmed full-year 2026 guidance, as updated with the release of second quarter 2026 results.

“Since our second quarter earnings call, our core telecom business has shown clear signs of stabilization and we have made important progress on the execution of our Transformation Strategy,” said Victor Dodig, President and Chief Executive Officer. “Our strategy has one clear objective: returning TELUS to a leading communications and AI infrastructure player in Canada. We’ve identified specific levers to structurally transform TELUS, and we’re moving with clarity and urgency to strengthen our financial foundation, hone our operational discipline and control costs, and deploy resources to drive profitable and sustainable growth and returns.”

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“To this end, we are launching a multi-year efficiency program targeting approximately $900 million in annualized cash savings exiting 2028, which will support balance sheet deleveraging and sustainable profitability for the long term. I am confident that our Transformation Strategy will establish TELUS as a leaner, more focused business better positioned to deliver sustainable, profitable growth and long-term shareholder value,” concluded Mr. Dodig.

“Our third quarter results are in line with the expectations we set in July, and we are reaffirming our full-year 2026 annual targets,” said Gopi Chande, Chief Financial Officer. “The efficiency program we announced today is expected to structurally improve our earnings power and free cash flow, giving us the flexibility to reduce debt while continuing to invest in the business. Together with the dividend reset, and removal of the DRIP discount that we announced in July, coupled with our active asset monetization program, our plan creates a clear path to achieving our net debt to Adjusted EBITDA leverage target of 3.0-times or lower by year-end 2028.”

Transformation Strategy Progress

In July 2026, TELUS announced a comprehensive Transformation Strategy designed to structurally improve earnings and free cash flow while strengthening its balance sheet. The program is underpinned by three operational and financial priorities: 1) strengthen our financial foundation; 2) hone our operational discipline and control costs; and 3) deploy resources to drive profitable and sustained growth and returns.

The Transformation Strategy balances near-term cash generation with long-term growth investments, positioning TELUS to achieve a leverage ratio of 3.0-times or lower by year-end 2028, while maintaining investment-grade credit ratings and supporting sustainable profitability.

Today, TELUS is announcing several Transformation Strategy updates: collectively, these efforts are focused on reducing debt and interest costs, strengthening our balance sheet, and supporting profitable growth in the long term.

Strengthen our financial foundation

TELUS is advancing its assessment of the Global Platform Businesses portfolio to unlock value from the monetization of non-core assets. Within this portfolio, TELUS’ near-term priority is on TELUS Health and TELUS Agriculture & Consumer Goods.

Hone our operational discipline and control costs

TELUS launched an efficiency program targeting annualized cash savings of approximately $900 million exiting 2028. The multi-year program will be driven by operational cost and margin improvements, and capital efficiency. Approximately 80 per cent of the cash savings will come from core Telecom and the balance from Global Platform Businesses. In Telecom, the program focuses on improving customer care, customer growth and improving revenue per product, optimizing the channel experience between physical and digital, procurement optimization, and network and field force efficiency.

Deploy resources to drive profitable, sustained growth and returns

Strategically investing in organic growth in core Telecom assets in Canada, including continuing to expand its PureFibre network, into high-return, underserved markets in urban and suburban communities where it can quickly drive strong penetration gains and product intensity. TELUS’ PureFibre network is a highly valuable asset and a critical differentiator across its business. It strengthens its competitive position in the markets it serves and AI infrastructure more broadly. It is also the foundation for meeting one of the fastest-growing sources of demand in the economy: AI infrastructure.

TELUS is positioning itself as a leader in Canada’s emerging AI infrastructure market by leveraging its PureFibre network to provide connectivity solutions to purpose-built data centres not owned by TELUS, and is building sovereign AI capabilities for Canadian businesses and government. These two initiatives are near-term priorities, while the Company is exploring a third initiative in data centre shells with already secured power. This opportunity will be through partnerships, as TELUS will deploy capital with discipline while balancing its commitments to balance sheet deleveraging and free cash flow growth.

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TELUS Appoints Marc Allera and Bill Thomas to the Board of Directors, effective January 1, 2027

Mr. Allera has three decades of global telecommunications and executive leadership experience. Based in London, UK, he served as CEO of EE and BT Group’s Consumer Division from 2016 to 2025, where he oversaw nearly 30 million customer connections and led the rollout of 5G and fibre networks. Prior to BT Group, Mr. Allera held senior executive roles including CEO of EE, a joint venture between Deutsche Telekom and France Télécom, and Chief Commercial Officer at Three UK. He currently serves as Chair of CVC’s Global Sport Group and Jagex.

Mr. Thomas is the former Global Chair and CEO of KPMG International, leading over 265,000 professionals across 143 countries and territories. He currently serves on the Board of Directors of Bank of America and previously served as Chair of KPMG’s Americas region from 2014 to 2017 and as CEO and Senior Partner of KPMG in Canada from 2009 to 2016. A recipient of the Queen Elizabeth II Diamond Jubilee Medal and a Catalyst Canada Honours Champion, Mr. Thomas served on the International Integrated Reporting Council, the Business Roundtable, the International Business Council, and the Sustainable Markets Initiative. Originally from Vancouver, he holds a Bachelor of Science from the University of British Columbia and began his career at KPMG in 1990. He also maintains a residence on Salt Spring Island.

Third quarter 2026 financial results overview

Consolidated operating revenues and other income were $5.0 billion, compared with $5.1 billion in the prior year, reflecting lower other income, a consolidated service revenue decline of 1 per cent, as well as lower equipment revenue. Consolidated service revenue declined as growth in our core telecom business, including mobile network and fixed data services revenue, was offset by TELUS Digital. See ‘Third quarter 2026 operating highlights’ within this news release for a discussion on TELUS’ reportable segment results for TTech, TELUS Health and TELUS Digital.

In the quarter, TELUS recognized a non-cash impairment of $800 million relating to TELUS Health, as the recoverable amount of the TELUS Health cash-generating unit was less than its carrying amount as at September 30, 2026. See Note 18(b) of the interim consolidated financial statements for additional details.

TELUS recognized a net loss of $660 million and a basic loss per share of $0.42, reflecting the after-tax impacts of a decline in Operating income and greater Financing costs. When excluding certain costs and other adjustments (see ‘Reconciliation of adjusted Net income’ in this news release), compared to the same period last year, adjusted Net income of $251 million decreased by 32 per cent, while adjusted basic EPS of $0.16 was down 33 per cent. Adjusted Net income is a non-GAAP financial measure and adjusted basic EPS is a non-GAAP ratio. For further explanation of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

Compared to the same period last year, consolidated EBITDA decreased by 12 per cent to $1.5 billion. Adjusted EBITDA declined by 5 per cent to $1.8 billion reflecting TELUS Digital performance and the non-recurrence of real estate gains and other operating expense reductions recorded in the prior period. Excluding these one-time items, Adjusted EBITDA decreased by 2 per cent. See ‘Third quarter 2026 operating highlights’ within this news release for a discussion on segmented Adjusted EBITDA results.

TTech subscriber base of 18.3 million connections increased by 6 per cent over the past 12 months, with mobile phone subscribers up 1 per cent to 10.4 million, connected devices up 22 per cent to 5.1 million, and internet subscribers up 2 per cent to 2.8 million.

Cash provided by operating activities of $1.5 billion decreased by 1 per cent. Free cash flow of $396 million decreased by 35 per cent compared to the same period a year ago, largely driven by lower EBITDA and increased capital expenditures.

Consolidated capital expenditures of $701 million increased by 8 per cent in the third quarter of 2026. Capital expenditures in support of TTech operations of $619 million increased by $85 million, primarily from greater capital investments in developing new facilities and expanding network infrastructure builds to meet growing industry demand. TELUS Health capital expenditures of $52 million decreased by $4 million, largely driven by decreased investments in business acquisitions. TELUS Digital capital expenditures of $41 million remained largely unchanged.

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Consolidated financial highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended September 30		Per cent
(unaudited)	2026	2025	change
Operating revenues (arising from contracts with customers)	5,020	5,067	(1)
Operating revenues and other income	5,026	5,106	(2)
Total operating expenses	5,274	4,364	21
Net income (loss)	(660)	431	n/m
Net income (loss) attributable to common shares	(667)	493	n/m
Adjusted Net income(1)	251	370	(32)
Basic EPS ($)	(0.42)	0.32	n/m
Adjusted basic EPS(1) ($)	0.16	0.24	(33)
EBITDA(1)	1,549	1,753	(12)
Adjusted EBITDA(1)	1,760	1,862	(5)
Capital expenditures(2)	(701)	(652)	8
Cash provided by operating activities	1,485	1,493	(1)
Free cash flow(1)	396	611	(35)
Telecom subscriber connections(3) (thousands)	18,329	17,214	6
Healthcare lives covered (millions)	154.5	160.6	(4)

Notation used in the table above: n/m – not meaningful.

(1)	These are non-GAAP and other specified financial measures, which do not have standardized meanings under IFRS Accounting Standards and might not be comparable to those used by other issuers. For further definitions and explanations of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.
(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from cash payments for capital assets, excluding spectrum licences, as reported in the consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.
(3)	The sum of active mobile phone subscribers, connected device subscribers and internet subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2026, with retrospective application to January 1, 2025, we have revised our subscriber reporting to apply a product-intensive focus on our core bundling foundation of mobility and internet and thus will no longer report TV, security and automation and residential voice subscribers. This change concentrates our disclosure on our core bundling foundation and enables us to better serve our customers, while supporting the migration from legacy products and services to integrated IP streaming, mobile-first connectivity, and smart home solutions. Effective January 1, 2026, we made certain subscriber adjustments on a prospective basis, reducing our subscriber base for mobile phones (18,000), connected devices (78,000) and internet (30,000). See Section 5.4 in our third quarter 2026 MD&A for further details.

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Third quarter 2026 operating highlights

TELUS technology solutions (TTech)

•	TTech operating revenues (arising from contracts with customers) were relatively flat.
•	TTech EBITDA decreased by $163 million or 10 per cent, while TTech Adjusted EBITDA decreased by 5 per cent reflecting: (i) lower other income, largely due to lower gains on real estate projects; (ii) fixed legacy voice decline; (iii) increased costs of subscription-based licences and cloud usage; (iv) higher network operations costs; (v) lower B2B data services revenue; and (vi) lower mobile equipment margins. These factors were partially offset by: (i) network revenue growth driven by a higher mobile phone subscriber base, supported by a stabilization in mobile phone ARPU; (ii) growth in internet subscribers; (iii) lower bad debt expense; (iv) security and automation revenue growth; and (v) increased agriculture and consumer goods margin. Excluding one-time items from the prior period, specifically real estate gains and operating expense reductions, TTech Adjusted EBITDA decreased by 1 per cent. In addition to the drivers discussed within TTech Adjusted EBITDA above, EBITDA also reflected an increase in restructuring and other costs of $75 million in the third quarter of 2026, as a result of cost efficiency and effectiveness programs.

Mobile products and services

•	Mobile network revenue increased by $25 million or 1 per cent, largely due to growth in mobile phone subscriber base and stabilization in mobile phone ARPU.
•	Mobile equipment and other service revenues decreased by $2 million, due to a reduction in contracted volumes, partially offset by the impact of higher-value smartphones in the sales mix.
•	TTech mobile products and services direct contribution increased by $35 million in the third quarter of 2026, reflecting stronger mobile network revenue growth, partially offset by a decline in mobile equipment margin from lower contracted volumes.
•	Mobile phone ARPU was flat at $57.22 highlighting the successful execution of ongoing efforts to stabilize ARPU including the adoption of unlimited data and Canada-U.S.-Mexico plans, which generate higher and more stable ARPU on a monthly basis while also offering customers greater cost certainty in lower roaming fees to the U.S. and Mexico, and lower data overage fees.
•	Mobile phone gross additions were 395,000, reflecting a decrease of 24,000, driven by a greater emphasis on premium and profitable loading.
•	Mobile phone churn rate was 1.01 per cent, an improvement of 10 basis points, largely a result of ongoing focus on customer retention and network quality, along with successful promotions.
•	Mobile phone net additions were 84,000 in the third quarter of 2026, an increase of 2,000, driven by a lower mobile phone churn rate, partially offset by a decrease in gross additions.
•	Connected device net additions were 289,000, an increase of 120,000, driven by growth in gross additions from customers in the transportation and connectivity industries.

Fixed products and services

•	Fixed data services revenues increased by $23 million, driven by internet subscriber growth and value-accretive loading in security and automation, partially offset by lower but moderating B2B data services revenue.
•	Fixed voice services revenues decreased by $12 million, reflecting the ongoing decline in legacy voice revenues. This was partially mitigated by the effects of our successful customer retention efforts.
•	Fixed equipment and other service revenues decreased by $20 million, driven primarily by lower premises equipment sales.
•	TTech fixed products and services direct contribution decreased by $11 million, primarily driven by fixed legacy voice decline and lower B2B data services revenue, partially offset by continued growth in internet subscribers, security and automation, and TV from programming savings.
•	Internet net additions were 10,000, a decrease of 30,000, attributable to lower gross loading, reflecting a greater emphasis on premium and profitable loading, partially offset by lower churn.

Agriculture and consumer goods services

•	Agriculture and consumer goods services revenues increased by $2 million, largely as a result of favourable foreign exchange rate effects from a weaker Canadian dollar.

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TELUS Health

•	Health services revenues increased by $11 million, driven by: (i) growth in retirement and benefits solutions, inclusive of business acquisitions and organic growth; and (ii) growth in payor and provider solutions, with strong performance in collaborative health records and an increase in recurring revenue related to electronic medical records solutions, increased patient health records and health benefits management, and virtual pharmacy solutions. These factors were partially offset by a decline in employer solutions driven by the continued impact of prior year churn and pricing pressure.
•	TELUS Health EBITDA decreased by $8 million or 10 per cent, and TELUS Health Adjusted EBITDA decreased by $5 million or 5 per cent, primarily due to lower other income from a one-time item recorded in the third quarter of 2025. The difference between the growth rate of EBITDA and Adjusted EBITDA is attributable to higher restructuring and other costs related to cost efficiency and effectiveness programs.
•	Healthcare lives covered were 154.5 million as of the end of the third quarter of 2026, a decrease of 6.1 million over the past 12 months, mainly reflecting churn in our employee and family assistance programs in some of our operating regions.

TELUS Digital

•	TELUS Digital operating revenues (arising from contracts with customers) decreased by $75 million in the third quarter of 2026, primarily attributable to client ramp-downs in our trust and safety service line and our AI and data solutions service line.
•	TELUS Digital EBITDA decreased by $29 million in the third quarter of 2026, while TELUS Digital Adjusted EBITDA decreased by $5 million or 9 per cent. The decrease in EBITDA was primarily due to lower Operating revenues and increased restructuring and other costs, partially offset by: (i) lower operating expenses reflecting cost savings from cost efficiency initiatives and a lower cost base from a reduced team member base, primarily out of Europe; and (ii) higher Other income.

2026 Financial Outlook

TELUS is reaffirming its full-year 2026 guidance as updated with its second quarter results on July 31, 2026.

2026 Guidance
Consolidated service revenue growth	Flat to (2%)
Consolidated Adjusted EBITDA growth	(2%) to (4%)
Capital expenditures[1]	Approximately $2.6 billion
Free cash flow	Approximately $1.8 billion

1 Includes approximately $75 million targeted towards real estate development initiatives.

Please see ‘Caution regarding forward-looking statements’ below for a description of the assumptions on which our financial outlook is based and the risks that could cause our actual results to differ materially from this outlook.

Dividend declaration

The TELUS Board of Directors declared a quarterly dividend of $0.1875 per share on the issued and outstanding Common Shares of the Company payable on January 4, 2027, to holders of record at the close of business on December 11, 2026.

Corporate and community highlights

TELUS continues to make significant contributions to the Canadian economy and the communities it serves. In the first nine months of 2026, TELUS paid, collected and remitted approximately $1.8 billion in taxes and regulatory fees to federal, provincial and municipal governments, invested $2.0 billion in capital expenditures primarily in communities across Canada, disbursed spectrum renewal fees in excess of $53 million to Innovation, Science and Economic Development Canada, and generated a total team member payroll of $2.9 billion. Since 2000, TELUS has remitted more than $51 billion in total taxes and spectrum fees and invested over $60 billion in Canadian infrastructure.

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Since 2005, the TELUS Community Boards and the TELUS Friendly Future Foundation have supported 36.4 million youth worldwide, granting more than $158 million across 11,900 charitable initiatives, including $9 million benefiting 346,000 youth in the first nine months of 2026 alone.

Through our Connecting for Good® initiatives and the TELUS Wise® program, we continue to bridge critical gaps in technology, healthcare, and digital literacy for marginalized communities. To date, these programs have supported 1.8 million Canadians, reaching an additional 205,000 individuals in the first nine months of 2026.

In the third quarter of 2026, TELUS was named a finalist across five global categories in the World Sustainability & Reuters Leadership Awards, highlighting excellence in corporate sustainability, diversity, and environmental stewardship.

Further details on TELUS' community investment programs, environmental sustainability initiatives, and social impact are available in the Company's third quarter 2026 MD&A and at telus.com.

Access to quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, MD&A, financial statements, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ third quarter 2026 conference call is scheduled for Friday, November 6, 2026 at 9:30 am ET (7:30 am PCT) and will feature prepared remarks and a slide presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An archive of the webcast and presentation will be available on telus.com/investors and an audio recording will be available approximately 60 minutes after the call until January 6, 2027 at 1-855-201-2300. Quote conference access code 87402# and playback access code 87402#. A transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our reaffirmed full-year financial outlook as updated with our second quarter results on July 31, 2026 (including guidance regarding capital expenditures and capital intensity, free cash flow, consolidated service revenue and consolidated Adjusted EBITDA); expectations regarding the advancement of our Transformation Strategy, including our efficiency program and the monetization of non-core businesses; expected impact of our dividend reset and the termination of the discount under our DRIP; our targeted net debt to Adjusted EBITDA ratio and expectations regarding leverage; the results of our assessment of the Global Platform Businesses portfolio; and expectations regarding investment in the growth of our core telecom business, digital infrastructure and connectivity capabilities. Forward-looking statements are typically identified by the words, assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in, or implied by, the forward-looking statements. The assumptions on which our 2026 outlook is based, as described in Section 9 in our 2025 annual MD&A, remain the same, except for the updates below as well as our estimates regarding economic growth, inflation, unemployment and housing starts, as discussed in Section 1.2 in our third quarter 2026 MD&A.

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•	We anticipated growth in TELUS Digital to be supported by our differentiated digital customer experience solutions and continued optimization of the cost structure to mitigate declining industry trends in traditional business process outsourcing. Further, while we anticipated continued scaling of AI-enabling services in TELUS Digital, albeit at a slower pace and scale, this is not expected to offset demand ramp-downs and more pronounced churn in legacy services provided to certain hyperscale customers as these services are being automated faster than anticipated.
•	Our restructuring and other costs assumption has been revised to approximately $900 million, from approximately $500 million. The increase is a result of expanded operational effectiveness programs to support EBITDA and cash flow growth. We estimate total cash restructuring and other disbursements of approximately $650 million, from approximately $450 million.
•	Our cash income tax payments assumption has been revised downward to a range of approximately $190 million to $290 million from a range of approximately $540 million to $620 million. This decrease was primarily due to higher refunds received, Canadian Bill C-15 receiving royal assent on March 26, 2026, and lower required income tax instalments attributable to lower income before income taxes.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

●	Regulatory matters. We operate in a number of highly regulated industries and conduct business in many jurisdictions and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and approaches advanced by elected officials and regulatory decisions, reviews and other government activity may have strategic, operational and/or financial impacts (including on revenue and free cash flow).

Risks and uncertainties include:

○	potential changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including, but not limited to, those set out in Section 9.1 Communications industry regulatory developments and proceedings in our third quarter 2026 MD&A;
○	our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and
○	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.

●	Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, including low-earth orbit satellite internet services, disruptive technology and disintermediation, may alter the nature of the markets in which we compete and impact our market share and financial results (including revenue and free cash flow). The reduction in the number of new permanent and temporary residents in Canada may intensify competitive pressure. Different areas of our business including TELUS Health and TELUS Digital also face intense competition in the different markets in which we compete.

●	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

Risks and uncertainties include:

○	disruptive technologies, including software-defined networks in the business market and AI, that may displace or cause us to reprice our existing data services, and self-installed technology solutions;
○	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;
○	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;

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○	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;
○	our expected long-term need to acquire additional spectrum through future spectrum auctions and from third parties to meet growing demand for data, and our ability to utilize spectrum we acquire;
○	deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies;
○	our deployment of self-learning tools and automation, which may change the way we interact with customers; and
○	the ability to integrate TELUS’ wireless network and AST SpaceMobile’s space-based network to support broadband data services, voice calls and text messaging directly between smartphones and satellites.

●	Security and data protection. Our ability to prevent, detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and restoring business operations. A successful attack may impede the operations of our network or lead to the unauthorized access to, interception, destruction, use or dissemination of, customer, team member or business information and confidential data. The necessary use of sensitive personal information by our business may expose us to the risk of non-compliance with applicable law in a jurisdiction or compromise perceptions of our brand.

●	Generative AI (GenAI). GenAI exposes us to numerous risks, including risks related to operational reliability, responsible AI usage, data privacy and cybersecurity, the possibility that our use of AI may generate inaccurate or inappropriate content or create negative perceptions among customers, the risk that we may not develop and adopt AI technologies effectively and could fail to achieve improved efficiency through our use of GenAI or that the use of AI could reduce demand or prices for our services, and that regulation could affect future implementation of AI. The rapid advancement of frontier AI is reshaping the cybersecurity threat landscape, enabling more sophisticated and scalable attacks, accelerating vulnerability discovery, and increasing the speed at which threat actors can exploit security weaknesses.

●	Climate and the environment. Natural disasters, pandemics, disruptive events and the effects of climate change may impact our operations, customer satisfaction and team member experience.

Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions that reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions from our operations.

●	Operational performance, business combinations and divestitures, and TELUS Digital privatization. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share or in integrating acquisitions into our operations within expected timelines or at all, we may not realize the expected benefits of acquisitions, and integration efforts may divert resources from other priorities. There is no assurance that we will realize any or all of the anticipated benefits of the privatization of TELUS International (Cda) Inc. in the timeframe anticipated or at expected cost levels, that we will be able to drive cross-selling opportunities, or that our estimates and expectations in relation to future economic and business conditions and the resulting impact on growth and various financial metrics will prove to be accurate. Failure to complete asset monetization processes as part of our deleveraging plans or achieve the anticipated benefits of those asset monetization processes could increase our cost of capital.

Risks relating to operational performance include:

○	our reliance on third-party cloud-based computing services to deliver our IT services; and
○	economic, political and other risks associated with doing business globally (including war and other geopolitical developments).

We may not be able to deliver the service excellence our customers expect or maintain our competitive advantage in this area.

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●	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

○	our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause network outages;
○	technical disruptions and infrastructure breakdowns;
○	delays and rising costs, including as a result of government restrictions or trade actions; and
○	the completeness and effectiveness of business continuity and disaster recovery plans and responses.

●	Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. Team members may face greater mental health challenges associated with the significant change initiatives at the organization, which may result in the loss of key team members through short-term and long-term disability and churn. Integration of international business acquisitions and concurrent integration activities may impact operational efficiency, organizational culture and engagement.

●	Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service. Our suppliers’ ability to maintain and service their product lines could affect the success of upgrades to, and evolution of, technology that we offer.

●	Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned. We may be exposed to the risk of loss in relation to our investments if the business plans of our real estate developments including joint ventures are not successfully executed.

●	Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and equity capital markets regarding our ability to generate sufficient future cash flow to service our debt. Failure to complete planned deleveraging initiatives or to achieve the anticipated benefits of those initiatives could increase our cost of capital. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

Risks and uncertainties include:

○	our ability to use equity as a form of consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares;
○	our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives; our ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment; and
○	lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that our NCIB will be maintained, unchanged and/or completed.

●	Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements that apply to TELUS and our international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.

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●	The economy. Changing global economic conditions, including a potential recession and varying expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans. Geopolitical uncertainties and changes in trade policies and agreements, including tariffs or trade restrictions, could increase our costs, disrupt our supply chains and adversely affect our operations and financial results. They present a risk of recession and may cause customers to reduce or delay discretionary spending, impacting new service purchases or volumes of use, and to consider substitution by lower-priced alternatives.

●	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.

Risks include:

○	our ability to defend against existing and potential claims or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims; and
○	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

These risks and the assumptions underlying our forward-looking statements are described in additional detail in Section 10 Risks and risk management in our 2025 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company, or of our assumptions.

Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Forward-looking statements in this release, in particular regarding our financial outlook, are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2026 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes. We disclaim any intention or obligation to update or revise any forward-looking statements except as required by law.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other specified financial measures

We issue guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have standardized meanings, they might not be comparable to similar measures disclosed by other issuers. Securities regulations require that such measures be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meanings prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, real estate rationalization-related restructuring impairments, income tax-related adjustments, long-term debt prepayment premium, and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted Net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered as alternatives to Net income and basic EPS in measuring TELUS’ performance.

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Reconciliation of adjusted Net income

	Three months ended September 30
C$ millions	2026	2025
Net income (loss) attributable to Common Shares	(667)	493
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	210	93
Tax effects of restructuring and other costs	(48)	(25)
Real estate rationalization-related restructuring impairments	1	(4)
Tax effect of real estate rationalization-related restructuring impairments	–	1
Long-term debt prepayment premium	–	27
Tax effect of long-term debt prepayment premium	–	(7)
Impairment of intangible assets and goodwill	800	–
Tax effect of impairment of intangible assets and goodwill	(15)	–
Gain on purchase of long-term debt	–	(222)
Tax effect of gain on purchase of long-term debt	–	25
Income tax-related adjustments	(30)	(11)
Adjusted Net income	251	370

Reconciliation of adjusted basic EPS

	Three months ended September 30
C$	2026	2025
Basic EPS	(0.42)	0.32
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.13	0.07
Tax effect of restructuring and other costs, per share	(0.02)	(0.02)
Long-term debt prepayment premium, per share	–	0.02
Tax effect of long-term debt prepayment premium, per share	–	(0.01)
Impairment of intangible assets and goodwill, per share	0.50	–
Tax effect of impairment of intangible assets and goodwill, per share	(0.01)	–
Gain on purchase of long-term debt per share	–	(0.15)
Tax effect of gain on purchase of long-term debt per share	–	0.02
Income tax-related adjustments, per share	(0.02)	(0.01)
Adjusted basic EPS	0.16	0.24

EBITDA (earnings before interest, income taxes, depreciation and amortization): We issue guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We calculate Adjusted EBITDA by excluding items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

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EBITDA and Adjusted EBITDA reconciliations

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three months ended September 30 (C$ millions)	2026	2025[1]	2026	2025[1]	2026	2025[1]	2026	2025	2026	2025
Net income									(660)	431
Financing costs									376	154
Income taxes									36	157
EBIT	724	904	(831)	(41)	(118)	(102)	(23)	(19)	(248)	742
Depreciation	550	529	14	21	53	71	—	—	617	621
Amortization of intangible assets	220	224	94	105	66	61	—	—	380	390
Impairment of intangible assets and goodwill	—	—	800	—	—	—	—	—	800	—
EBITDA	1,494	1,657	77	85	1	30	(23)	(19)	1,549	1,753
Add restructuring and other costs included in EBITDA	135	60	15	12	61	37	—	—	211	109
EBITDA – excluding restructuring and other costs and Adjusted EBITDA	1,629	1,717	92	97	62	67	(23)	(19)	1,760	1,862

(1)	2025 results have been restated.

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as reported in the condensed interim consolidated statements of cash flows. It provides an indication of the amount of cash generated by operations that is available after capital expenditures and may be used for discretionary purposes, among other things, to pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

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Free cash flow calculation

	Three months ended September 30, 2026			Three months ended September 30, 2025
(C$ millions)	Cash provided by operating activities	Difference	Free cash flow	Cash provided by operating activities	Difference	Free cash flow
EBITDA	1,549	—	1,549	1,753	—	1,753
Restructuring and other costs, net of disbursements	63	—	63	18	—	18
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment® mobile device financing	(10)	—	(10)	35	—	35
Effect of non-discretionary lease principal	—	(142)	(142)	—	(137)	(137)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	48	—	48	42	1	43
Employee future benefits expense, net	27	—	27	10	—	10
Gain on contributions of real estate to joint ventures	—	—	—	(13)	13	—
(Income) loss from equity accounted investments	6	—	6	1	—	1
Gain on purchase of long-term debt	—	—	—	(222)	222	—
Interest paid	(370)	—	(370)	(399)	—	(399)
Interest received	7	—	7	16	—	16
Other	(55)	55	—	(99)	99	—
Other working capital items	301	(301)	—	428	(428)	—
Capital expenditures	—	(701)	(701)	—	(652)	(652)
	1,566	(1,089)	477	1,570	(882)	688
Income taxes paid, net of refunds	(81)	—	(81)	(77)	—	(77)
	1,485	(1,089)	396	1,493	(882)	611

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period and is expressed as a rate per month.

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Appendix

Operating revenues and other income – TTech segment

	Three months ended September 30
C$ millions (unaudited)	2026	2025 (restated)	Per cent change
Mobile network revenue	1,780	1,755	1
Mobile equipment and other service revenues	516	518	—
Fixed data services(1)	1,186	1,163	2
Fixed voice services	155	167	(7)
Fixed equipment and other service revenues	123	143	(14)
Agriculture and consumer goods services	94	92	2
Operating revenues (arising from contracts with customers)	3,854	3,838	—
Other income	—	29	(100)
External Operating revenues and other income	3,854	3,867	—
Intersegment revenues	5	6	(17)
TTech Operating revenues and other income	3,859	3,873	—

(1)	Excludes agriculture and consumer goods services.

Operating revenues and other income – TELUS health segment

	Three months ended September 30
C$ millions (unaudited)	2026	2025	Per cent change
Health services	527	516	2
Health equipment	2	1	100
Operating revenues (arising from contracts with customers)	529	517	2
Other income	—	10	(100)
External Operating revenues and other income	529	527	—
Intersegment revenues	1	1	—
TELUS Health Operating revenues and other income	530	528	—

Operating revenues and other income – TELUS digital experience segment

	Three months ended September 30
C$ millions (unaudited)	2026	2025 (restated)	Per cent change
Operating revenues (arising from contracts with customers)	637	712	(11)
Other income	6	—	n/m
External Operating revenues and other income	643	712	(10)
Intersegment revenues	94	109	(14)
TELUS Digital Operating revenues and other income	737	821	(10)

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About TELUS

TELUS (TSX: T, NYSE: TU) is a leading Canadian communications technology company operating in more than 45 countries and generating over $20 billion in annual revenue with more than 18 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. The TELUS PureFibre and 5G networks connect Canadians at home, at work and in the communities where they live.

TELUS Health is a global technology leader advancing health data infrastructure and workforce wellbeing. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future-focused digital transformations that deliver value for their global clients.

Since 2000, TELUS and our team members have contributed more than $1.85 billion in cash, in-kind contributions, time and programs to communities across Canada and around the world.

For more information, visit telus.com.

Investor Relations

Ian McMillan

ir@telus.com

Media Relations

Steve Beisswanger

Steve.Beisswanger@telus.com

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